Harley-Davidson Customer Funding Corp.

3850 Arrowhead Drive

Carson City, Nevada 89706

April 28, 2009

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Michelle Lacko

Re:                               Harley-Davidson Customer Funding Corp.

Registration Statement on Form S-3 (File No. 333-157910)

Ladies and Gentlemen:

The undersigned, Harley-Davidson Customer Funding Corp. (the “Company”), pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of the Company’s Registration Statement on Form S-3, as amended (File No. 333-157910), so that it may become effective at 10:00 a.m., Eastern Daylight Time, on April 28, 2009, or as soon thereafter as practicable.

In connection with such request for acceleration, the Company hereby acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HARLEY-DAVIDSON CUSTOMER FUNDING CORP.

By:	/s/ Perry A. Glassgow
Name:	Perry A. Glassgow
Title:	Vice President, Treasurer, Acting Chief Financial Officer and Assistant Secretary